Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 22, 2007

Relating to Preliminary Prospectus dated June 21, 2007

Registration No. 333-141634

CARE INVESTMENT TRUST INC.

FREE WRITING PROSPECTUS

This Free Writing Prospectus is being filed to advise you of the changes set forth below that will be included in Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (333-141634) that will be filed on June 22, 2007.

Pricing of Initial Public Offering:

On June 22, 2007, we priced our initial public offering of 15,000,000 shares at $15.00 per share. The net proceeds to us, after deducting the underwriting discounts and commissions and other estimated offering expenses, will be approximately $209.8 million. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $241.3 million. The total underwriting discounts and commissions are $15,187,500. The underwriters have agreed to reimburse us approximately $2.3 million for certain expenses ($2.4 million if the underwriters over-allotment option is exercised in full).

We plan to use $204.3 million of the net proceeds to fund a portion of the purchase price for the contribution of the initial assets to us, with the remainder of the net proceeds used for our targeted investments and general corporate purposes.  The total fair market value of the initial assets at closing is expected to be $283.1 million.

Purchase of Shares by CIT Holding:

In addition to the 5,256,250 shares of common stock to be issued to CIT Holding in partial consideration for the contribution of the initial assets to us, CIT Holding has agreed to purchase 1,725,000 shares of our common stock in this offering at the initial public offering price. CIT Holding is purchasing these shares with an investment intent and not with a view to distribute these shares. Upon completion of this offering and the contribution of the initial assets to us, CIT Group, through our Manager and CIT Holding, will own approximately 36.1% of our outstanding common stock.

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The issuer has filed a registration statement (including a prospectus) with the SEC for this offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or at the link below.  Alternatively, a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained from Credit Suisse Securities (USA) LLC by calling toll-free 1-800-221-1037 or from Merrill Lynch & Co. by calling toll-free 1-866-500-5408.

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1393726/000095013607004310/file1.htm

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